Exhibit 2

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 NIRE 33.3.0026253-9 Publicly-traded Company	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 NIRE 33.3.0015258-0 Publicly-traded Company

COARI PARTICIPAÇÕES S.A. CNPJ/MF No. 04.030.087/0001-09 NIRE 35.3.0018062-3 Publicly-traded Company	BRASIL TELECOM S.A. CNPJ/MF No. 76.535.764/0001-43 NIRE 53.3.0000622–9 Publicly-traded Company

MATERIAL FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BRT”, and, together with TNL, TMAR and Coari, the “Oi Companies”), pursuant to article 157, paragraph 4, of Law No. 6.404/76 and in accordance with CVM Instruction No. 358/02, hereby announce the following to their shareholders and to the market:

The Special Independent Committees of TNL, TMAR and BRT (“Independent Committees”), created pursuant to CVM Legal Opinion No. 35/08 to evaluate the terms and conditions for the proposed reorganization (the “Reorganization”) described in the Material Fact published on May 24, 2011 (the “Material Fact”), informed the President of the Board of Directors of each of those companies that, as a result of (i) each Independent Committee individually discussing and analyzing the proposed Reorganization with their respective legal and financial advisors hired for this purpose, and, subsequently, (ii) holding negotiations between the Independent Committees, the Independent Committees recommended that the Oi Companies’ respective Boards of Directors adopt the following exchange ratios in relation to the merger of Coari into BRT and the merger of TNL into BRT:

Original share / Substituted share	Exchange ratio
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581
TMAR3 / BRTO3	5.1149
TMAR5 and TMAR 6 / BRTO4	4.4537
TMAR5 and TMAR 6/ BRTO3	3.8620

The exchange ratios above were determined by the Independent Committees based on the weighted average trading prices of the shares of TNL, TMAR and BRT during the period of 30 days prior to the release of the Material Fact. In determining the exchange ratios, the Independent Committees also considered the proposal for the distribution of redeemable shares of BRT, in the amount of

R$1.5 billion, exclusively to holders of BRT shares prior to the mergers as discussed in the Material Fact.

For the exchange of TMAR’s shares for newly issued shares of Coari, as a preparatory step for the merger of Coari into BRT, having considered that Coari is a wholly-owned subsidiary of TMAR, the exchange ratio is one common share of Coari for each common share of TMAR and one preferred share of Coari for each preferred class A or preferred class B share of TMAR, which should not cause any impact on the terms described above.

In consideration of the Independent Committee’s recommendations, the Companies’ respective Boards of Directors will be called to meet in order to deliberate on the Reorganization.

The Oi Companies will inform their shareholders and the market on any material developments of the Reorganization.

Rio de Janeiro, August 1st, 2011.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom S.A.

Additional Information for U.S. Shareholders of TNL, TMAR and BRT:

Merger of TNL into BRT

This communication contains information with respect to the proposed merger (incorporação) under Brazilian law of TNL with and into BRT.

In connection with the proposed merger of TNL into BRT, BRT plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) other documents regarding the proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from BRT.

Merger of Shares of Coari and TMAR

This communication also contains information with respect to the proposed merger of shares (incorporação de ações) under Brazilian law of Coari and TMAR.

Coari and TMAR are Brazilian companies. Information distributed in connection with the proposed merger of shares and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with

Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed merger of shares, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger of shares, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

Merger of Coari into BRT

This communication also contains information with respect to the proposed merger (incorporação) under Brazilian law of Coari with and into BRT.

BRT and Coari are Brazilian companies. Information distributed in connection with the proposed merger and the related shareholder votes is subject to Brazilian disclosure requirements that are different from those of the United States. Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

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